SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 11-K

______________________________

[✓]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File No. 1-13934

A.

Full title of the plan and address of the plan, if different from that of the issuer named below:

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MIDWEST AIR GROUP, INC.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154-1402

REQUIRED INFORMATION

The following financial statements and schedules of the Midwest Airlines Savings and Investment Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Midwest Airlines Savings and Investment Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31,
2006, and Report of Independent Registered
Public Accounting Firm

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits

as of December 31, 2006 and 2005

2

Statements of Changes in Net Assets Available for Benefits

for the Years Ended December 31, 2006 and 2005

3

Notes to Financial Statements as of December 31, 2006 and 2005, and

for the Years Ended December 31, 2006 and 2005

4–9

SUPPLEMENTAL SCHEDULE —

10

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2006

11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP 555 E. Wells Street, Suite 1400 Milwaukee, WI 53202-3824 USA Tel: 414-271-3000 Fax: 414-347-6200 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Midwest Air Group, Inc.
and the Trustees and Participants in the

Midwest Airlines Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Midwest Airlines Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 26, 2007	Member of Deloitte Touche Tohmatsu

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Cash and cash equivalents	$ 198	$ 566

Investments, at fair value:
Investment in Master Trust	18,837,544	$15,877,657
Common stocks	1,359	1,193
Mutual funds	60,996,581	53,582,953
Common collective funds	17,776,876	14,187,306
Participant loans	1,851,678	1,716,208

Total investments	99,464,038	85,365,317

Receivables:
Participants’ contributions	235,473	217,891
Accrued interest and dividends	43,163	35,147
Due from broker for securities sold	122,325	2,054

Total receivables	400,961	255,092

Total assets	99,865,197	85,620,975

LIABILITIES:
Due to broker for securities purchased	122,325	246,030
Accrued expenses	3,484	5,264

Total liabilities	125,809	251,294

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	99,739,388	85,369,681

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	87,682	71,880

NET ASSETS AVAILABLE FOR BENEFITS	$99,827,070	$85,441,561

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Interest in earnings of Master Trust	$5,105,227	$598,752
Net appreciation in fair value of investments	6,953,258	4,026,157
Interest and dividends	1,098,635	825,562

Net investment income	13,157,120	5,450,471

Contributions
Participants	6,014,696	5,494,992
Participant rollovers	164,234	166,036
Net transfers from Skyway Airlines, Inc. 401(k) Plan	545,218	474,993

Total contributions	6,724,148	6,136,021

Total additions	19,881,268	11,586,492

DEDUCTIONS:
Distributions paid to participants	5,425,145	5,933,732
Administrative expenses	70,614	104,355

Total deductions	5,495,759	6,038,087

INCREASE IN NET ASSETS	14,385,509	5,548,405

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	85,441,561	79,893,156

End of year	$99,827,070	$85,441,561

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF THE PLAN

The following brief description of the Midwest Airlines Savings and Investment Plan (the “Plan”) is provided for general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) savings plan covering all full- and part-time employees of Midwest Airlines, Inc. (the “Company”). Full-time employees are eligible to participate after completing one full calendar month of service and part-time employees are eligible to participate after 12 months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. In addition, participants may contribute up to 10 percent of their after tax compensation, subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or over are eligible to make catch-up contributions based on the provisions of the Plan.

The Plan previously included an employer matching contribution equal to 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan. Effective October 1, 2001, all matching contributions were temporarily suspended. The Plan also includes a profit sharing contribution to be made at the discretion of the Company. No profit sharing contributions were made in 2006 or 2005.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of company contributions, plan earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions, plus actual earnings thereon, is based on years of continuous service. A participant is vested based on years of service and is 100 percent vested after five years of credited service per the schedule below, upon death, total disability, or attainment of the age of 65 in the employer’s matching and profit sharing contribution portion of their account.

Years of Service	Percentage

Less than 2	- %
2	25
3	50
4	75
5	100

Investment Options — Prior to July 10, 2003, all company contributions were initially invested in the Midwest Air Group, Inc. Common Stock Fund. Company contributions to the Midwest Air Group, Inc. Common Stock Fund could be immediately transferred to other investment options by the participant, with the exception of the initial profit sharing contribution at plan inception which was, prior to July 10, 2003, required to remain in the Midwest Air Group, Inc. Common Stock Fund. Participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment elections daily.

Certain participants from a prior plan with a prior parent company of the Company have investments in Kimberly-Clark Corporation common stock. Participants are able to keep their balances in this investment; however, it is no longer an investment option available to participants.

Effective July 10, 2003, the Company approved the suspension of the Midwest Air Group, Inc. Common Stock Fund as an investment option, until further notice. For those participants that designated the Midwest Air Group, Inc. Common Stock Fund as an investment option, as of July 10, 2003, subsequent contributions are invested in the M&I Stable Principal Fund, unless otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Air Group, Inc. Common Stock Fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.00 percent to 8.25 percent and 4.00 percent to 8.50 percent at December 31, 2006 and 2005, respectively, which are commensurate with prevailing rates for commercial loans as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits — Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the participant may elect to receive a distribution or have the vested balance invested in an Individual Retirement

Account. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Forfeited Accounts — Effective June 25, 2003, forfeitures from December 31, 2001, and thereafter will be used to pay plan expenses. During 2006 and 2005, forfeited nonvested accounts totaled $9,905 and $12,756, respectively. Expenditures for plan expenses were reduced by $9,905 and $12,756 in 2006 and 2005, respectively.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Interest in Master Trust — The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the “Master Trust”), which was established as of January 1, 1997, to hold the Plan’s and an affiliate’s plan investments in the common stock of Midwest Air Group, Inc., the Company’s parent company, and the common stock of Kimberly-Clark Corporation (the Company’s prior parent company). Investments held in the Master Trust are stated at fair value based on quoted market prices. Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value based on quoted or reported market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balance plus accrued interest. The Plan invests in the M&I Stable Principle Fund, a common collective trust that invests in fully benefit-responsive guaranteed investment contracts (“GICs”). The GICs are stated at fair value and then adjusted to contract value.

The M&I Employee Benefit Stable Principal Fund is a stable value fund. The M&I Stable Principal Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Administrative Expense — The Company has the option to have expenses paid by the Plan. During 2006 and 2005, administrative expenses were paid by the Plan.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Transfers — The Company’s parent company, Midwest Air Group, Inc., also sponsors another defined contribution plan. As employees change their status with the parent company, their account balances are transferred to the appropriate plan.

3.

INTEREST IN MASTER TRUST

Investments held in the Master Trust at December 31, 2006 and 2005, were as follows:

	Fair Value
	2006	2005

Cash and cash equivalents	$ 368,709	$ 429,091
Midwest Air Group, Inc. common stock	6,128,534	3,454,195
Kimberly-Clark Corporation common stock	12,401,894	12,107,996
Accrued dividend and interest income	92,806	91,397
Due from brokers for securities sold	120,733

Total investments	$19,112,676	$16,082,679

As of December 31, 2006 and 2005, the Master Trust held 532,916 shares at $11.50 per share and 612,446 shares at $5.64 per share, respectively, of Midwest Air Group, Inc. common stock.

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 99 percent at December 31, 2006 and 2005, $18,837,544 and $15,877,657, respectively.

The net investment gain of the Master Trust for the years ended December 31, 2006 and 2005, was as follows:

	2006	2005

Net appreciation in fair value of investments – common stocks	$ 4,786,960	$ 386,514
Interest and dividends	400,659	248,487

Net investment gain	$ 5,187,619	$ 635,001

4.

INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets available for benefits consisted of the following as of December 31, 2006 and 2005:

	Fair Value
	2006	2005

Interest in Midwest Express Holdings, Inc. Master Trust*	$18,837,544	$15,877,657
M&I Diversified Stock Portfolio*	7,292,155	5,995,516
Vanguard Institutional Index Fund	10,153,243	9,042,819
M&I Stable Principal Fund*	7,051,830	5,080,204
Vanguard International Growth Fund	12,060,223	7,855,480
American Growth Fund of America	5,577,123	4,494,934
Legg Mason Value Trust Fund	6,060,324	6,388,609
Calamos Growth Fund	7,326,795	7,581,347
Vanguard Explorer Fund	7,033,215	6,929,348

*Party-in-interest

The Plan’s investments (except investment in Master Trust), including investments bought, sold, and held during the years ended December 31, 2006 and 2005, appreciated in value as follows:

	2006	2005
Common collective funds	$1,243,930	$ 615,532
Mutual funds	5,709,328	3,410,615

Net appreciation in fair value of investments	$6,953,258	$4,026,147

5.

RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of common collective funds managed by Marshall & Ilsley (“M&I”) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, certain investments in the Master Trust are Midwest Air Group, Inc. common stock, the Plan sponsor’s parent company.

6.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7.

FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Description	Current Value

Interest in Midwest Express Holdings, Inc.
Master Trust; 99% interest*	$18,837,544

Common stock - Kimberly-Clark Corporation common stock	1,359

Common collective funds:
M&I Diversified Stock Portfolio*	7,292,155
M&I Stable Principal Fund*	7,051,830
M&I Growth Balanced Portfolio*	2,659,353
M&I Diversified Income Portfolio*	773,538

Mutual Funds:
Calamos Growth Fund	7,326,795
Legg Mason Value Trust Fund	6,060,324
Marshall Mid-Cap Value Fund*	4,116,473
Marshall Government Income Fund*	1,828,178
American Growth Fund of America	5,577,123
Vanguard Institutional Index Fund	10,153,243
Vanguard International Growth Fund	12,060,223
Vanguard Total Bond Market Index Fund	2,143,510
Vanguard Explorer Fund	7,033,215
Royce Total Return Fund	4,697,497

Participant loans (interest at rates ranging from 4.00% to 8.25% and
maturities through 2011)*	1,851,678

TOTAL INVESTMENTS	$99,464,038

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Midwest Airlines Savings and Investment Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

June 29, 2007

By:

/s/ Curtis E. Sawyer

Curtis E. Sawyer

Member of the Midwest Airlines
Savings and Investment Plan Advisory
Committee

EXHIBIT INDEX

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Exhibit No.	Description

23	Consent of Deloite & Touche LLP, Independent Registered Public Accounting Firm